Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 7, 2017

Ms. Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 28, 2016
File No. 024-10704

Dear Ms. Parker:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 7, 2017, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the pages attached hereto. The changes relate to the Staff comments addressed below and changes to selling agent compensation in accordance with FINRA.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Offering Circular Cover Page

1.	We note your response to our prior comment 2. Because it appears that your securities will not be listed on a registered national securities exchange upon qualification please revise the offering circular cover page to provide the legend required by Part II(a)(5) of Form 1-A, or advise.

We have modified the cover of the Offering Circular, as well as pages 4, 57 and 63 of the Offering Circular, to note that a closing of the offering will not occur without Nasdaq approving the Company’s listing application. Accordingly, it will not be possible to have a closing that would require the above-referenced legend.

Exhibit 13.1

2.	Please tell us why your soliciting materials state that 2016 revenues were $8.7 million when your audited financial statements state that 2016 revenues were $8.1M.

We thank the Staff for this comment and respectfully note that the discrepancy is a result of a typo. The correct figure is $8.1 million. Exhibit 13.1 has been modified accordingly.

3.	Please confirm that if you choose to satisfy Rule 255(b)(4) with a hyperlink to a specific version of the Preliminary Offering Circular, it will be to the most recent version of the Preliminary Offering Circular available at the time you use the materials. We note that the hyperlink in the exhibit leads directly to the Preliminary Offering Circular dated June 1, 2017.

We note that when the noted testing-the-waters communications was used the hyperlink contained therein was correct. We confirm that all uses of a hyperlink to satisfy Rule 255(b)(4) will be to the most recent version of the Offering Circular.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mr. William J. Rouhana, Jr.